FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2002

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---            ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

A press release dated March 28, 2002 announcing the results of the Annual General Shareholders' Meeting.


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                            [STMicroelectronics Logo]


                                 PRESS RELEASE

                              COMMUNIQUE DE PRESSE

                                COMUNICATOSTAMPA

                               PRESSEINFORMATION

PR N(degree)C1177H

         STMicroelectronics Announces Results of Annual General Meeting
                 Shareholders Approve all Proposed Resolutions

GENEVA, March 28, 2002 - STMicroelectronics N.V. (NYSE: STM) announced today that all proposed resolutions were approved at its Annual General Shareholders' Meeting. The approved resolutions include:

    i- The re-appointment of the current Supervisory Board members -- Messrs Dullieux, Dunn, Gallo, Gavois, Noblanc, Ovi, Steve, de Waard and White -- for a three-year term.

    ii- The re-appointment of Mr. Pasquale Pistorio to a three-year term as the ST's President and Chief Executive Officer.

    iii- The re-appointment of PricewaterhouseCoopers as auditors for a three-year term.

    All three-year terms will expire on the date of the Annual General Meeting in 2005.

    iv- The distribution of a cash dividend of $0.04 per share, consistent with last year's cash dividend payment. Starting from April 22, 2002, STMicroelectronics shares will be quoted ex dividend on all markets on which they are listed (New York, Paris and Milan).

    For holders of shares listed on the NYSE, the record date for the distribution of dividends will be April 24, 2002, and payment date will be April 29, 2002

Following the Shareholders' Meeting, the Supervisory Board which also met on March 27, 2002 decided to appoint:

                       Mr Bruno Steve as its Chairman
                  Mr. Jean-Pierre Noblanc as its Vice Chairman


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About STMicroelectronics

STMicroelectronics, the world's third largest independent semiconductor company, is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, (IP) Intellectual Property portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2001, the Company's net revenues were $6.36 billion and net earnings were $257.1 million. Further information on ST can be found at www.st.com.

For further information please contact:

Maria Grazia Prestini                       Benoit de Leusse
Director, Corporate Media Relations         Investor Relations Manager Europe
STMicroelectronics                          STMicroelectronics
Tel. +41.22.929.6945                        Tel. +33.4.50.40.24.30
Fax +41.22.929.6950                         Fax +33.4.50.40.25.80
mariagrazia.prestini@st.com                 benoit.de-leusse@st.com


Lorie Lichtlen                              Jean-Benoit Roquette/Nicole Curtin
Media Relations                             Investor Relations
Morgen-Walke Europe                         Morgen-Walke Europe
Tel. +33.1.47.03.68.10                      Tel. +33.1.47.03.68.10
Fax +33.1.47.03.93.38                       jbroquette@mweurope.com /
llichtlen@mweurope.com                      ncurtin@weurope.com




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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2002                       STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer